Exhibit 99.1

China Mass Media Corp. Reported Its First Quarter 2009 Unaudited Financial Results

BEIJING--(BUSINESS WIRE)--May 26, 2009--China Mass Media Corp. (“China Mass Media” or the “Company”) (NYSE Arca: CMM), a leading television advertising company in China, today reported its unaudited financial results for the first quarter ended March 31, 2009.

First Quarter of 2009 Highlights1

  Total net revenues exceeded the high end of the Company’s previously issued guidance, increasing 11.5% from the first quarter of 2008 and 93.2% from the fourth quarter of 2008 to RMB 149.8 million (US$ 21.9 million).
  Operating income was RMB 65.0 million (US$ 9.5 million), a decrease of 14.8% from the first quarter of 2008 and an increase of 361.1% from the fourth quarter of 2008.
  Net income was RMB59.6 million (US$ 8.7 million), a decrease of 8.8% from the first quarter of 2008 and an increase of 249.2% from the fourth quarter of 2008.
  Successful promotion and marketing efforts drove Chinese New Year Gala program revenues up by 11.1% from the same period last year.

Mr. Shengcheng Wang, Chairman and Chief Executive Officer of China Mass Media, commented, “As we expected, with the world’s financial crisis weighing on the Chinese economy, the first quarter of 2009 continued to be a challenging period. However, we were able to identify market needs and managed to exceed our initial performance expectations by increasing our revenues on both a sequential and year-over-year basis.”

“Despite the slowdown in the advertising industry in the first quarter of 2009, we were able to make the 2009 Chinese New Year Gala program a great success through various successful marketing initiatives and the seamless integration of commercials within the content of the Gala program. This strategy was extremely successful and very well received by our clients. This quarter, we also leveraged our in-house film production and creative capabilities to provide additional value-added services to CCTV and were responsible for the production of promotional clips, opening and ending titles, telegram greeting notices, and the television special effects for both the Chinese New Year Gala and the Lantern Festival Gala programs. During the first quarter, we also started to sell advertising time slots on CCTV channels E and F for certain large Chinese companies that export their products overseas. We are determined to strengthen our sales and marketing efforts on these two channels to increase their contribution to sales in the future.”

“Looking forward, we believe that advertising demand may recover considerably in the second half of this year as the economic stimulus package begins to take effect in China, the global economy continues to gradually improve and domestic consumption starts to pick up. We attempt to take advantage of every market opportunity to increase our sales and produce higher returns for our shareholders. In addition to our agency services, we plan to further expand our business in the area of content production. We recently converted a newly purchased property into a production studio to expand our production capacity. Inspired by our successful experience with the Gala program, we believe there are significant opportunities for us to make advertisements in the form of three-minute-long films where the advertising messages are embedded into the program which may help increase the impact of the advertisement on the viewer, thus maximizing the value to our clients. We will continue to broaden our service offerings to meet the evolving needs of our clients.”

Mr. Eric Cheung, Chief Financial Officer of China Mass Media, added, “Our success with the Chinese New Year Gala program indicates that there is still tremendous demand for advertising in this difficult environment for strong TV media. For the remainder of 2009, we believe there will be plenty of opportunities, though challenges remain.”

“Despite a slight decrease from the same period last year, we were able to generate RMB232 million in operating cash flow during the quarter. We recorded both a year-over-year and sequential increase in revenues as a result of higher production services revenues and improving utilization of our media resources in addition to our success in the Gala program, which is our main focus. Operating income declined slightly because of an increase in media underwriting costs.”

“As a result of our strong financial position and improved results, I am pleased to announce that our board of directors has confirmed our current dividend policy to distribute 20% to 30% of our annual net income as annual cash dividend to our shareholders. Moving forward, we will continue to execute our stated corporate strategy, make use of our cash wisely and take a conservative approach to pursue acquisitions and other expansion opportunities.”

First Quarter of 2009 Financial Results

Revenues

Revenues from advertising agency services were RMB 138.6 million (US$ 20.3 million) in the first quarter of 2009, an increase of 6.3% from RMB 130.4 million in the first quarter of 2008, and an increase of 107.6% from RMB 66.8 million (US$9.8 million) in the fourth quarter of 2008. The year-over-year increase mainly resulted from successful marketing efforts, innovative forms of advertisements and new production services for the 2009 Chinese New Year Gala program.

The primary drivers for the quarter-on-quarter sequential increase were the Chinese New Year Gala program, plus improved sales utilization in Daytime Advertising Packages and Television Guide advertisements. During the first quarter of each year, due to the positive impact of the Chinese New Year on demand for TV advertisements, advertising revenues generated from the Daytime Advertising Packages and the Television Guides are generally high. The Company also restructured its sales force by establishing sales teams specialized in the sales and marketing of these two products. During the 2009 Chinese New Year holiday, the Company also packaged its daytime advertising time slots with the Gala program and this sales strategy went quite well in the market.

Revenues from production and sponsorship services were RMB 19.3 million (US$ 2.8 million) in the first quarter of 2009, an increase of 67.2% from RMB 11.5 million in the first quarter of 2008 and an increase of 38.2% from RMB 13.9 million (US$ 2.0 million) in the fourth quarter of 2008. The year-over-year increase was mainly attributable to the recognition of revenue from ten 2008 Beijing Olympic Games-related advertisements and promotional films totaling RMB 13.1 million (US$ 1.9 million) during the quarter and increased number of sponsorships for public service announcements.

The quarter-on-quarter sequential increase of RMB 5.3 million (US$0.8 million) was mainly due to an increase in the commercial advertisement production revenues due to the reasons stated above.

Operating costs and expenses

Cost of revenues was RMB 73.4 million (US$ 10.7 million) in the first quarter of 2009, an increase of 38.6% from RMB 52.9 million in the first quarter of 2008 and an increase of 45.5% from RMB 50.4 million (US$ 7.4 million) in the fourth quarter of 2008. The year-over-year and sequential increases were primarily due to increased media resource underwriting costs for CCTV Channel 4, the cost of production for the Gala program as the service scope expanded, and salary expenses.

Sales and marketing expenses were RMB 3.7 million (US$ 0.5 million) in the first quarter of 2009, an increase of 156.5% from RMB 1.4 million in the first quarter of 2008 and an increase of 9.1% from RMB 3.4 million (US$ 0.5 million) in the fourth quarter of 2008. The year-over-year increase was primarily due to an increase in compensation paid to the sales team based on its performance for the Gala program.

General and administrative expenses were RMB 7.7 million (US$ 1.1 million) in the first quarter of 2009, an increase of 114.5% from RMB 3.6 million in the first quarter of 2008 and a decrease of 20.2% from RMB 9.6 million (US$1.4 million) in the fourth quarter of 2008. The year-over-year increase was mainly due to the additional expenses incurred as a publicly listed company in the U.S., including employee share compensation expenses. The Company also incurred additional salary expenses to hire additional management personnel. The quarter-on-quarter sequential decrease was primarily due to a substantial decrease in the allowance for doubtful accounts in the fourth quarter of 2008.

Operating income, as a result of the foregoing factors, was RMB 65.0 million (US$ 9.5 million) in the first quarter of 2009, a decrease of 14.8% from RMB 76.4 million in the first quarter of 2008 and an increase of 361.1% from RMB 14.1 million (US$2.1 million) in the fourth quarter of 2008. The operating margin was 43.4%, 18.2% and 56.9% for the three months ended March 31, 2009, December 31, 2008 and March 31, 2008, respectively.

Net income was RMB 59.6 million (US$ 8.7 million) in the first quarter of 2009, a decrease of 8.8% from RMB 65.4 million in the first quarter of 2008 and an increase of 249.2% from RMB 17.1 million (US$2.5 million) in the fourth quarter of 2008. Net margin was 39.8%, 22.0% and 48.7% for the three months ended March 31, 2009, December 31, 2008 and March 31, 2008, respectively.

Basic and diluted earnings per ADS for the first quarter of 2009 decreased to RMB 2.50 (US$ 0.37), from RMB 3.92 for the first quarter of 2008, but increased from RMB 0.71 (US$0.10) for the fourth quarter of 2008. Each ADS represents 30 ordinary shares of the Company.

Cash and Cash Equivalents

As of March 31, 2008, the Company had cash and cash equivalents of RMB 1,083.3 million (US$ 158.5 million) compared to RMB 566.9 million at December 31, 2008. The increase in cash and cash equivalents was due mainly to the redemption of certain matured investment products previously classified as short term investment and cash generated from operating activities.

Stock Option Modification

On February 21, 2009, the board of directors authorized to offer to the holders of our stock options the opportunity to modify the terms of their existing options through (i) resetting the exercise price of each option to US$0.0727 per ordinary share, which equals approximately one-thirtieth (owing to the 30 to 1 ordinary share to ADS ratio) of the average closing trading price per ADS of our company as reported on NYSE Arca in the 60 trading days immediately prior to February 13, 2009; and (ii) reducing the number of each award of options by 50%. No other changes were made to the terms and conditions of the stock options. All holders of our stock options accepted the offer by February 27, 2009. As a result of this modification, options to purchase 19,858,500 ordinary shares were outstanding as of February 28, 2009 and a total of RMB 1.80 million (US$ 0.26 million) additional share-based compensation expense will be amortized over the remaining vesting period of 3 years and 4 months since March 1, 2009.

Appointment to the Board of Directors

On May 23, 2009, the board of directors of the Company appointed Mr. Kun Allen Chien as an independent director of the Company. Mr. Chien served as the chief financial officer of Xiwang Sugar Holdings Company Limited, a China-based glucose manufacturer listed on the Hong Kong Stock Exchange, in 2007 and 2008. Prior to 2007, Mr. Chien was an investment banker for 14 years, holding positions such as Managing Director and Asia Pacific Regional Head of Transport and Logistics in the Investment Banking Division of HSBC, Director at Salomon Smith Barney Hong Kong Limited and Senior Manager at BZW Asia Limited. Mr. Chien holds a Master of Business Administration degree from the Richard Ivey Business School of the University of Western Ontario in Canada, a Master of Science degree in Mathematics from the University of Alberta in Canada and a Bachelor of Science degree in Mathematics from Fudan University in China.

Business Outlook

The Company currently expects to generate total revenues of an amount ranging from RMB 80 million (US$ 11.7 million) to RMB 95 million (US$ 13.9 million) for the second quarter of 2009, representing an increase of 17.5% to 39.5% from the corresponding period in 2008. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

China Mass Media will host a conference call and live webcast at 8:00 a.m. Eastern Time (EST) (8:00 p.m., Beijing time) on Tuesday, May 26, 2009.

The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number: +1 866 510 0705

- International dial-in number: +1 617 597 5363

- China Toll Free Number: +10 800 130 0399

- Hong Kong Toll Free Number: + 800 96 3844

Passcode: CMM

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://www.chinammia.com.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

- U.S. Toll Free Number: +1 888 286 8010

- International dial-in number: +1 617 801 6888

Passcode: 16124082

Safe Harbor Statement:

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements involve a number of risks and uncertainties.

A number of factors could cause the Company’s actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Securities and Exchange Commission filings of the Company. China Mass Media does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

About China Mass Media Corp.

As a leading television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services. The Company currently offers more than 500 minutes of advertising time slots on CCTV Channels 1, 2, 4, E and F. CCTV is the largest television network in China. The Company has also been the exclusive advertising agent for the most watched television program in China, Chinese New Year Gala, since the Company’s incorporation. Since 2003, the Company has produced over 200 advertisements and has won a number of prestigious awards in China.

http://www.chinammia.com

CHINA MASS MEDIA CORP. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED,
	March 31, 2008	December 31, 2008	March 31, 2009	March 31, 2009
	RMB	RMB	RMB	US$

Revenues:
Advertising agency services	130,366,258	66,758,679	138,577,218	20,280,879
Special events services	-	-	-	-
Advertisement production and sponsorship services	11,523,772	13,945,730	19,270,539	2,820,258
Total revenues	141,890,030	80,704,409	157,847,757	23,101,137
Less: Business tax	(7,573,932)	(3,198,067)	(8,086,432)	(1,183,455)

Total net revenues	134,316,098	77,506,342	149,761,325	21,917,682

Operating costs and expenses:
Cost of revenues	(52,934,824)	(50,430,360)	(73,384,387)	(10,739,860)
Sales and marketing expenses	(1,430,383)	(3,361,620)	(3,668,251)	(536,851)
General and administrative expenses	(3,576,152)	(9,609,843)	(7,671,858)	(1,122,782)

Total operating costs and expenses	(57,941,359)	(63,401,823)	(84,724,496)	(12,399,493)

Operating income	76,374,739	14,104,519	65,036,829	9,518,189

Interest and investment income	1,938,434	5,021,924	3,410,939	499,193
Other expense, net	(3,928)	363,420	34,229	5,009

Income before tax	78,309,245	19,489,863	68,481,997	10,022,391

Income tax expense	(12,933,887)	(2,419,222)	(8,867,756)	(1,297,803)

Net income	65,375,358	17,070,641	59,614,241	8,724,588

Net income allocated to participating preferred shares	(11,453,763)	-	-	-

Net income available to ordinary shareholders	53,921,595	17,070,641	59,614,241	8,724,588

Earnings per ordinary share, basic and diluted	0.13	0.02	0.08	0.01
Earnings per ADS, basic and diluted	3.92	0.71	2.50	0.37

Shares used in calculating earnings per ordinary share, basic and diluted	412,400,000	716,375,000	716,375,000	716,375,000
Shares used in calculating earnings per ADS, basic and diluted	13,746,667	23,879,167	23,879,167	23,879,167

CHINA MASS MEDIA CORP. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2008	March 31, 2009	March 31, 2009
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	566,889,261	1,083,277,296	158,538,438
Short-term investments	500,000,000	100,000,000	14,635,074
Notes receivable	-	250,000	36,588
Accounts receivable, net of allowance for doubtful accounts of RMB 4,319,808 as of December 31, 2008 and March 31, 2009	14,367,193	26,857,593	3,930,629
Prepaid expenses and other current assets	68,301,523	80,654,516	11,803,848
Deposit paid to a related party	1,000,000	1,000,000	146,351
Total current assets	1,150,557,977	1,292,039,405	189,090,928
Non-current assets:
Property and equipment, net	57,261,208	56,565,643	8,278,424
Total non-current assets	57,261,208	56,565,643	8,278,424
Total Assets	1,207,819,185	1,348,605,048	197,369,352

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable	330,085,426	469,844,109	68,762,035
Customer advances	75,422,483	33,903,652	4,961,825
Dividend payable	96,335,115	-	-
Accrued expenses and other current liabilities	13,765,090	15,604,850	2,283,780
Taxes payable	51,958,677	79,911,009	11,695,036
Amount due to related parties	252,209,794	300,741,307	44,013,714
Total current liabilities	819,776,585	900,004,927	131,716,390
Total Liabilities	819,776,585	900,004,927	131,716,390

Commitments and Contingencies

Shareholders’ equity:
Ordinary shares ($0.001 par value; 900,000,000,000 shares authorized; 716,375,000 issued and outstanding as of December 31, 2008 and March 31, 2009)	4,893,500	4,893,500	716,167
Additional paid-in capital	330,214,330	331,157,610	48,465,163
Statutory reserves	25,000,000	25,000,000	3,658,769
Retained earnings	27,934,770	87,549,011	12,812,863
Total Shareholders’ Equity	388,042,600	448,600,121	65,652,962

Total Liabilities and Shareholder’s Equity	1,207,819,185	1,348,605,048	197,369,352

CHINA MASS MEDIA CORP. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED
	March 31, 2008	December 31, 2008	March 31, 2009	March 31, 2009
	RMB	RMB		US$

Cash flows from operating activities:
Net income	65,375,358	17,070,641	59,614,241	8,724,589
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	228,643	337,967	754,671	110,447
Investment income	(1,368,856)	(2,341,877)	(1,926,395)	(281,929)
Exchange gain	-	(356,177)	(37,491)	(5,487)
Share-based compensation	-	844,190	943,280	138,050
Changes in assets and liabilities:
Notes receivable	(5,944,241)	-	(250,000)	(36,588)
Accounts receivable	(20,844,626)	(1,156,339)	(12,490,400)	(1,827,979)
Prepaid expense and other current assets	697,915	(8,721,551)	4,009,075	586,731
Amount due from a related party	(1,000,000)	-	-	-
Accounts payable	224,699,565	16,234,690	139,758,683	20,453,787
Customer advances	(64,879,446)	37,266,895	(41,518,831)	(6,076,312)
Accrued expenses and other current liabilities	6,580,080	5,076,807	1,839,760	269,250
Taxes payable	8,444,600	1,639,875	11,051,580	1,617,407
Amount due to related parties	49,825,564	15,789,345	70,720,013	10,349,926
Net cash provided by operating activities	261,814,556	81,684,466	232,468,186	34,021,892

Cash flows from investing activities:
Redemption/ (purchase) of short-term investments	(235,000,000)	(100,000,000)	400,000,000	58,540,298
Proceed from sale of long-term investment held on behalf of shareholder	15,037,390	-	-
Purchase of property and equipment	(64,768)	(6,337,232)	(22,232,998)	(3,253,816)
Proceeds from investment income	1,131,863	1,986,603	2,465,079	360,766
Net cash provided by / (used in) investing activities	(218,895,515)	(104,350,629)	380,232,081	55,647,248

Cash flows from financing activities:
Proceeds from/ (payment for) issuance of ordinary shares	703	(2,690,942)	-	-
Movement of shareholder’s cash and investment accounts/payable to shareholder	(15,043,236)	-	-	-
Distribution made to shareholder in connection with the reorganization	(2,683,208)	-	-	-
Dividends distributed	-	-	(96,335,115)	(14,098,716)
Net cash used in financing activities	(17,725,741)	(2,690,942)	(96,335,115)	(14,098,716)

Effect of foreign currency exchange	-	356,177	22,883	3,349
Net increase / (decrease) in cash and cash equivalents	25,193,300	(25,000,928)	516,388,035	75,573,773
Cash and cash equivalents at beginning of the period	138,262,170	591,890,189	566,889,261	82,964,665
Cash and cash equivalents at end of the period	163,455,470	566,889,261	1,083,277,296	158,538,438
CHINA MASS MEDIA CORP. SELECTED OPERATING DATA
	THREE MONTHS ENDED
	March 31, 2008	December 31, 2008	March 31, 2009

Number of programs secured during the period	9	40	41
Total advertising time obtained (seconds)	542,160	2,927,880	2,896,140(1)
Total advertising time sold (seconds)	292,510	249,379	694,985(2)

(1) Represents the total amount of time during regular television programs secured through our contracts with CCTV, including 563,340 seconds from CCTV-1, CCTV-2, CCTV-4 and Spring Festival Gala and 2,332,800 seconds from CCTV-E and CCTV-F. During the three-month period ended March 31, 2008, the company was engaged in sales of advertising air time on CCTV-1, CCTV-2, CCTV-4 and Spring Festival Gala.
(2) During the three-month periods ended March 31,2008, December 31, 2008 and March 31, 2009, the company has sold nil, nil and 451,080 seconds of advertisements in CCTV-E and CCTV-F.
RECONCILIATIONS OF UNAUDITED NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (*)
	Three months ended March 31, 2008			Three months ended March 31, 2009
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
	RMB	RMB	RMB	RMB	RMB	RMB

Operating income	76,374,739	-	76,374,739	65,036,829	943,280	65,980,109

Net income	65,375,358	-	65,375,358	59,614,241	943,280	60,557,521

(*) The adjustment is for share-based compensation expenses.

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, management uses a non-GAAP measure of net income excluding non-cash share-based compensation. Company management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors’ understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company’s business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of unaudited non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth above, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.

1 The U.S. dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this release is based on the exchange rate set forth in the statistical release issued by the Federal Reserve Board , which was RMB6.8329 to US$1.00 on March 31, 2009. The percentages stated are calculated based on RMB.

CONTACT:
China Mass Media Corp.
Julie Sun, +86-10-8809-1050
Vice President of Corporate Development
juliesun@chinammia.com
or
Christensen
Hong Kong:
Roger Hu, +852-2117-0861
rhu@ChristensenIR.com
or
United States:
Linda Bergkamp, +1-480-614-3004
lbergkamp@christensenIR.com